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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-28231

                                   ----------

 (Check One): [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F       [ ] Form 11-K      [ ] Form N-SAR

                       For Period Ended: December 31, 2001

                            ------------------------

        [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify The Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 neXstage Corp.
                      ------------------------------------
                             Full Name of Registrant

                         Baja International Foods, Inc.
                      ------------------------------------
                            Former Name if Applicable

                        3550 N. Central Avenue, Suite 120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Phoenix, Arizona 85012
                           ---------------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be file on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     During the course of conducting the review of the consolidated financial statements of neXstage Corp. (the "Company") as of and for the three month and nine month periods ended December 31, 2001 and 2000 certain accounts could not be reconciled and will require additional time in order to complete our fieldwork. As a result the Company's independent accountants are unable to furnish our review of the consolidated financial statements of the Company for the three month and nine month periods ended December 31, 2001, 2001 and 2000 without unreasonable effort and expense prior to February14, 2001, the Form 10-QSB filing due date. The Independent accountants are in the process of completing the review and the Company anticipates filing the December 31, 2001 Form 10QSB on or before February 19, 2002 in order to comply with the requirements of Rule 12b-25(b) of the Securities and Exchange Commission. PKF has submitted the attached statement in compliance with Rule 12b-25(c).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      David S. Smith              (602)                   235-9555
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      (Name)                     (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If
      answer is no, identify report(s).                      [X] YES [ ] NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
      thereof?                                               [ ] YES [X] NO


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If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            neXstage Corp.
               --------------------------------------------
               (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 15, 2002                By: /s/ David S. Smith
                                       -----------------------------



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February 15, 2002



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

During the course of conducting the review of the consolidated financial statements of neXstage Corp. (the "Company") as of and for the three month and nine month periods ended December 31, 2001 and 2000 certain accounts could not be reconciled and will require additional time in order to complete our fieldwork. As a result we are unable to furnish our review on the consolidated financial statements of the Company for the three month and nine month periods ended December 31, 2001 and 2000 without unreasonable effort and expense prior to February 14, 2002, the Form 10-QSB filing due date. We are in the process of completing the review and the Company anticipates filing the December 31, 2001 Form 10QSB on or before February 19, 2002 in order to comply with the requirements of Rule 12b-25(b) of the Securities and Exchange Commission.


                                        Very truly yours,



                                        /s/ Pannel Kerr Forster of Texas. P.C.
                                        --------------------------------------
                                        Pannell Kerr Forster of Texas, P.C.